3/11/03

CM

SEC 03014535 COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED
FEB 28 2003
PROCESSING SECTION
WASH. D.C. 155

SEC FILE NUMBER
8- 41367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

du Pasquier & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Battery Park Plaza
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher J. Moran (212) 898-7500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shulman, Cohen Furst & Co., P.C.
(Name — *if individual, state last, first, middle name*)

45 West 45th Street	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

This report contains (check all applicable boxes):

- (X) (a) Facing page.
- (X) (b) Statement of Financial Condition.
- (X) (c) Statement of Income and Changes in Retained Earnings.
- (X) (d) Statement of Cash Flows.
- (X) (e) Statement of Changes in Stockholder's Equity.*
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
- (X) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- (X) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3.
- (X) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.**
- ( ) (j) A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
- (X) (l) An Oath or Affirmation.
- ( ) (m) A copy of the SIPC Supplemental Report (not applicable).
- (X) (n) Supplemental Report on Internal Accounting Control (a report describing any material inadequacies found to exist or to have existed since the date of the previous audit).

See also PUBLIC report filed simultaneously herewith which contains:

Statement of Financial Condition.
Supplemental Report on Internal Accounting Control.

---

* Included in item (c).
** Included in item (h).

AFFIRMATION

I, CHRISTOPHER J. MORAN, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to du Pasquier & Co., Inc. for the year ended December 31, 2002, are true and correct.

Signature 2/26/03
Date

V.P.
Title

Notary Public

HAROLD SHULMAN
Notary Public, State of New York
No. 02SH49427036
Qualified in Westchester County
Commission Expires March 21, 2005

du Pasquier & Co., Inc.
(S.E.C. I.D. NO. 8-41367)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

****

This report is filed as a PUBLIC DOCUMENT in accordance with Rule 17a-5(e) (3)

SHULMAN, COHEN, FURST & CO. P.C.
CERTIFIED PUBLIC ACCOUNTANTS

45 WEST 45TH STREET NEW YORK, N.Y. 10036
212 682 6660 FAX 212 370 7818

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
du Pasquier & Co., Inc.

We have audited the accompanying statement of financial condition of du Pasquier & Co., Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Shulman, Cohen, Furst & Co., P.C.

February 27, 2003

du PASQUIER & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS:	
Cash and cash equivalents	$ 1,710,791
Receivable from clearing broker	328,520
Prepaid expenses	8,280
Property and equipment - net of accumulated depreciation and amortization of $26,989	0
Non-marketable investments	98,100
Other	3,087
TOTAL ASSETS	$ 2,148,778

LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accrued compensation payable	$ 205,788
Accounts payable and other liabilities	576,105
Total liabilities	781,893
Commitments and contingencies (see notes)	
Stockholder's equity:	
Common stock, no par value; 200 shares authorized; 15 shares issued and outstanding	100,000
Retained earnings	1,266,885
Total stockholder's equity	1,366,885
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,148,778

See notes to financial statements

du PASQUIER & CO., INC.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2002

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

du Pasquier & Co., Inc. (the "Company"), is a New York corporation engaged in the securities industry as a broker-dealer.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included therein.

The Company generates its revenues principally by providing securities trading and brokerage services for which its revenues are transaction based. As a result the Company's revenues could vary based on the performance of the financial markets.

Agency transactions are cleared through Investec Ernst and Company ("Investec") and are recorded at settlement when commission revenues and expenses also are recorded. Securities transactions for the Company's own account are recorded on trade date. The Company believes that its use of settlement date for agency transactions (as compared to trade date) does not have a material effect on its financial position, results of operations, or net capital computation.

Cash and cash equivalents include investments in money market funds.

At December 31, 2001, the Company has cash balances in excess of federally insured limits with various banks and money market funds. The excess concentration is $1,603,060.

Property and equipment are stated at cost. Depreciation is provided for using the straight-line method based upon the estimated useful lives of the respective assets. Maintenance, repairs and minor renewals are charged to income as incurred, whereas the costs of significant betterments are capitalized. Upon sale or retirement of such assets, the related cost and accumulated depreciation are eliminated from the accounts and gains or losses are reflected in income.

As of August 1, 1999 the company elected the status of a small business corporation (Subchapter S). For federal income tax purposes, income is taxed directly to the shareholders. The provision for income taxes includes taxes owed to New York State and New York City.

2. NONMARKETABLE SECURITIES

The Company owns $98,100 worth of NASDAQ stock warrants held at The Bank of New York which are stated at cost.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Leasehold improvements	$ 17,968
Office equipment	9,021
	26,989
Accumulated depreciation	26,989
Property and equipment – net	$ 0

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $1,077,294, which was $977,294 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.73 to 1.

5. PENSION PLAN

The Company has established a Simplified Employee Plan Individual Retirement Account Pension Plan. The plan covers salaried employees, with the exception of part-time, hourly paid workers.

6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company occupies office space in Paris, France, under a lease expiring September 30, 2003. The approximate annual rental is 262,000 French Francs (approximately $41,000 at December 31, 2002 conversion rate) per year. The lease provides for escalation attributable to certain costs incurred by the lessor.

The Company uses Investec to process its securities transactions and to provide custodial and other services. The Company pays a fee on a percentage of revenues basis for securities transactions and interest on balances owed to Investec. At times, the Company has significant money balances on deposit with Investec.

7. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to Investec on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of Investec. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify Investec for losses, if any, which Investec may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and Investec monitor collateral on the securities transactions introduced by the Company.

SHULMAN, COHEN, FURST & CO. P.C.
CERTIFIED PUBLIC ACCOUNTANTS

45 WEST 45TH STREET NEW YORK, N.Y. 10036
212 682 6660 FAX 212 370 7818

To the Officers and Directors of
du Pasquier & Co., Inc.
One Battery Park Plaza
New York, N.Y. 10004

In planning and performing our audit of the financial statements of du Pasquier & Co., Inc. (the Company) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following;

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Respectfully submitted

Shulman, Cohen, Furst & Co., P.C.

Shulman, Cohen, Furst & Co. PC
New York, New York
February 27, 2003